FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date June 16, 2008

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

June 13, 2008

CNQ: CDGI

OTC Bulletin Board: CDGEF

For Further Information Contact:

Robert Ingram, President or Barbara O'Neill, Secretary of

CDG Investments Inc. at 403-233-7898

Or

Randy Coates, Vice President, Operations, of

Preo Software Inc. at 403-265-0556 Ext. 107

CDG Investments Inc. Enters into Arrangement Agreement

Further to its press release dated April 28, 2008, CDG Investments Inc. (“CDG”) is pleased to announce that it has entered into an arrangement agreement (the "Agreement") to merge with Preo Software Inc. ("Preo") an Alberta-based private software company.

Under the terms of the Agreement, CDG and Preo will amalgamate and continue under the name of Preo Software Inc. ("Amalco").  Each shareholder of CDG will receive one (1) new share of Amalco for each share of CDG currently held after giving effect to a four for one (4:1) consolidation of the CDG common shares.  Each shareholder of Preo will receive two (2) new shares of Amalco for each share of Preo currently held.  The Agreement contemplates the conversion into common shares of all outstanding convertible debentures and preferred shares of Preo prior to giving effect to the merger.  Upon completion of the merger, CDG shareholders will hold an aggregate of approximately 10,239,963 Amalco shares representing 27.3% of the Amalco shares and Preo shareholders will hold an aggregate of approximately 27,274,711 Amalco shares representing 72.7% of the Amalco shares.  All Preo options will be exchanged for options of Amalco on the same basis as the Preo shares are being treated under the Agreement.  The proposed merger has the unanimous support of the boards of directors of CDG and Preo.  Directors that had an interest in the transaction abstained from voting in accordance with the Business Corporations Act (Alberta).  In addition the board of directors of CDG obtained a fairness opinion from Meyers Norris Penny LLP.

Upon completion of the transaction, the management of Amalco will consist of Gary McCone as President and Chief Executive Officer, Karim Teja as Chief Financial Officer, Randy Coates as Vice President Operations, David Edmonds as Vice President Business Development, Ian Graham as Vice President Product Management and Shameer Dada as Controller. Upon completion of the Arrangement, Shawn Abbott (Chairman), Edward J. (Ted) Redmond, Earl Everall, Nathanael (Nate) Glubish and David Edmonds will be directors of Amalco.

It is a condition of the Agreement that certain shareholders of CDG and Preo enter into an agreement whereby they will agree to vote shares in which they have control or direction over, in favour of the transaction at the meetings of the shareholders.  Shareholders of CDG holding 21.1% of the CDG shares and shareholders of Preo holding 79.2% of the Preo shares have agreed to vote shares they hold in favour of the transaction at the meetings of CDG shareholders and Preo shareholders, respectively.

The CDG shareholder meeting is expected to be held on July 23, 2008.  Preo will also be convening a shareholder meeting on July 23, 2008 to approve the transaction.  The closing of the merger is expected to occur shortly thereafter provided the requisite shareholder approvals are obtained.  The completion of the transaction is subject to receipt of applicable regulatory and shareholder approvals, as well as approval of the Court of Queen’s Bench of Alberta.  A minimum of 66 2/3% of the votes cast by the shareholders of each of CDG and Preo must be voted in favour of the arrangement in order for it to be effected.  It is anticipated that CDG will rely upon an exemption from the valuation requirements for related party transactions under Multilateral Instrument 61-101, and a valuation will not be prepared, however it is anticipated that disinterested shareholder approval will be required due to related parties of CDG also having control of or direction over securities of Preo.  A total of 8,656,157 CDG Shares (21.1%) are expected to be excluded from the votes cast and the calculation of whether the requisite minority approval has been obtained in accordance with Multilateral Instrument 61-101.

About Preo

Preo is an Alberta-based private print management solutions provider serving Fortune 5,000 customers in a wide variety of industries, both domestically and internationally, operating on Windows-based systems.  Preo’s primary proprietary software is called “Printelligence™”, which is the only print management system that adapts itself to an organization’s printing behavior, thanks to a unique adaptive rules engine that modifies the messaging delivered to end-users at the desktop, based on individual behavior.  Full information concerning Preo will be contained in the Joint Information Circular and Proxy Statement to be sent to CDG and Preo shareholders in connection with the Preo and CDG shareholder meetings.

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.